SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 10, 2006 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated October 10, 2006, the Company reported that the Board of Directors called an Ordinary and Extraordinary Shareholder’s Meeting to be held in its headquarters at Bolivar 108, 1st floor, City of Buenos Aires, on October 31, 2006 at 1 pm, Buenos Aires time, to discuss the following agenda:

1)	Designation of two shareholders to sign the Minutes of the Meeting.

2)	Treatment of the pertinent documentation to fiscal year ended on June 30 2006, pursuant to Section 234, subsection 1 of Law 19,550.

3)	Deliberation of the Board of Directors’ performance.

4)	Deliberation of the Supervisory Committee’s performance.

5)	Treatment and allocation of Ps.96,573,000 of profits as of fiscal year ended on June 30, 2006.

6)	Deliberation of the Board’s remuneration as of fiscal year ended on June 30, 2006, for an amount of Ps.7,400,000 (total remunerations) and exceeding by Ps.2,571,350 the legal limit of 5% (five per cent) of the profits, pursuant to Section 261 of Law 19,550 and according to the regulations set forth by the Comisión Nacional de Valores.

7)	Deliberation of the Supervisory Committee’s remuneration pertinent to fiscal year ended on June 30, 2006.

8)	Determination of the number and appointment of permanent Directors as well as alternate Directors, if deemed necessary.

9)	Appointment of permanent and alternate members of the Supervisory Committee.

10)	Appointment of the Certified Public Accountant for the next fiscal year and determination of his remuneration.

11)	Confirmation of the decisions arrived at the shareholders’ meeting of October 22, 2004 concerning the tax on the shareholders’ personal assets, paid by the company in its capacity of substitute taxpayer.

12)	Consideration of a global programme for the issuance of non-convertible negotiable notes, with or without guarantee or guaranteed by third parties, worth US$ 200,000,000 (US Dollars two hundred million) maximum outstanding at any moment or the equivalent amount in another currency, as set forth by the provisions of Law 23,576 (Negotiable Obligations Law), as amended (programme). Delegation on the Board of Directors and authorizations.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 10, 2006.